Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, January 23, 2015 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2014.

Bonso reported a net loss for the six-month period ended September 30, 2014 of $0.17 million or $0.03 basic and diluted loss per share, as compared to a net loss of $0.36 million or $0.07 basic and diluted loss per share posted during the six-month period ended September 30, 2013.  Net sales for the six-month period ended September 30, 2014 decreased 5.2% to $14.5 million from $15.3 million for the six-month period ended September 30, 2013.

Mr. Anthony So, President and Chief Executive Officer, stated that in our last Annual Report on Form 20-F we advised that “in seeking to return to profitability, we had analysed our product mix and concluded that we were most likely to return to profitability if we eliminated the production and sale of lower margin products that required the employment of larger numbers of workers and the commitment of substantial resources to carry or stock raw materials and components inventory.” We had discussions with our largest customers for lower margin electronic scale products and advised that without substantial price increases, we would not be in position to continue manufacturing those products. The customers did not agree to the price increases that we requested, and began shifting this lower margin business to alternative suppliers. Mr. So said “we believe that revenue will further decrease in the future, and our profit margins will improve.”  Also,  “management believes that the Company will achieve higher return from investment in the future as a result of this strategic decision together with the extra rental income generated from the Shenzhen factory.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,'' “continue,” “anticipate,” “estimated,” “projected,” “may I or we believe,” “future prospects,”  “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the reduction of losses and a positive impact upon our future operations as a result of the sale of assets involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

The diluted net loss per share was the same as the basic net loss per share for the six-month periods ended September 30, 2013 and 2014 as all potential ordinary shares including the stock options and warrants are anti-dilutive and are therefore excluded from the computation of diluted net loss per share.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics

-- Tables to Follow –

Consolidated Balance Sheets
(Expressed in United States Dollars)

	September 30	March 31
	2014	2014
	$ in thousands	$ in thousands
	(unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	305	116
Fixed deposits maturing over three months	1,049	1,049
Trade receivables, net	3,163	2,480
Inventories	5,810	7,545
Income tax recoverable	2,162	1,739
Other receivables, deposits and prepayments	1,387	1,782
Receivable from affiliated party	-	166

Total current assets	13,876	14,877

Investment in life settlement contracts	131	131
Other intangible assets	4,253	4,387
Other deposits - non current assets	293	293
Property, plant and equipment, net	11,121	12,452

Total assets	29,674	32,140

Liabilities and stockholders’ equity

Current liabilities
Bank overdrafts - secured	-	630
Notes payable	2,156	2,527
Accounts payable	8,412	10,413
Accrued charges and deposits	1,455	2,597
Income tax liabilities	7	7
Short-term bank loans	2,911	2,320
Payable to affiliated party	-	10
Current portion of long-term debt and capital lease obligations	22	23
Financial instruments at fair value	119	119

Total current liabilities	15,082	18,646

Long-term bank loans	2,180	-
Financial instruments at fair value - non current portion	208	208
Capital lease obligations, net of current portion	58	69
Income tax liabilities	2,595	2,595

Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Sep 30, 2014 and Mar 31, 2014 - 5,577,639, outstanding shares: Sep 30, 2014 and Mar 31, 2014 – 5,246,903 shares	17	17
Additional paid-in capital	21,765	21,765
Treasury stock at cost: Sep 30, 2014 and Mar 31, 2014 - 330,736 shares	(1,462)	(1,462)
Accumulated deficit	(12,979)	(12,809)
Accumulated other comprehensive income	2,210	3,111

	9,551	10,622

Total liabilities and stockholders’ equity	29,674	32,140

Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars)

	Six months ended September 30, 2014	Six months ended September 30, 2013
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net sales	14,579	15,374
Cost of sales	(12,243)	(12,464)

Gross profit	2,336	2,910

Selling expenses	(498)	(190)
Salaries and related costs	(1,197)	(1,477)
Research and development expenses	(201)	(204)
Administration and general expenses	(1,131)	(1,147)
Other income	616	16

Loss from operations	(75)	(92)
Interest income	1	1
Interest expenses	(74)	(43)
Foreign exchange loss	(22)	(222)

Net loss	(170)	(356)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	(901)	(349)

Comprehensive loss	(1,071)	(705)

Loss per share

Weighted average number of shares outstanding	5,246,903	5,246,903

Loss per share ( in U.S.Dollars per share)
- basic and diluted	(0.03)	(0.07)

3